Exhibit 10.15

[Horace Mann Educators Corporation logo]

January 19, 2005

Mr. Frank D’Ambra

23 Leeward Circle

Tequesta, FL 33469

Dear Frank:

We are pleased to offer you employment as Sr. Vice President, Life/Annuity Division, with an initial monthly salary of $17,917 ($215,004 annually). In addition, you will receive a sign-on bonus in the amount of $50,000 payable when you have made an offer on a home in this area and that offer to purchase has been accepted or your family has moved, which ever is earlier. As we discussed, your effective date of hire will be February 1, 2005.

You will be eligible to participate in the officers bonus program, which consists of the items outlined below:

1.	An annual bonus based on meeting specific corporate and divisional measures. Your position provides for a target bonus opportunity of 30% of your annual salary but could increase or decrease based on corporate and divisional results (0 to 2 times target opportunity). This bonus opportunity will be pro-rated based on your hire date.

2.	Eligibility for a Long-Term Incentive bonus will begin in 2005. Details of the plan and measurements will be communicated once the 2005 plan has been approved by the Board of Directors in the March 2005 Board meeting. As we discussed, I will be recommending to the Board that your 2005 – 2006 Long-Term Incentive Plan opportunity will be approximately $200,000 consisting of cash, stock options and restricted stock units. As part of the Long-Term Incentive bonus program, there are stock ownership guideline requirements which must be met. I have attached a summary of the guidelines for your review.

3.	Subject to Board approval, you will receive a one (1) year Change of Control agreement.

In addition, under the HMEC Incentive Stock Plan (“The Plan”), 30,000 options of HMEC stock will be granted to you based on board approval at the March Board Meeting. The options vest in four equal portions: the first 7500 shares on the grant date and the remaining three pieces vest on the first, second and third anniversaries of the grant date. The option price for all shares will be equal to the fair market value as of the date of Board approval.

A copy of the employee benefits and relocation benefits programs are attached. As agreed, in addition to the normal and customary relocation package for which you are eligible, we will extend the temporary housing and you will also be authorized for two (2) trips home per month during the transition.

To substantiate your identity and employment eligibility in accordance with federal law, I would like for you to bring documentation with you on your first day. Samples of acceptable identification and authorization are enclosed.

Frank, we are excited that you are joining the Horace Mann leadership team. Please feel free to contact me if you have any questions.

Sincerely,

/s/ Paul Andrews
Paul Andrews Sr. Vice President, Corporate Services The Horace Mann Companies

Enclosures

This letter supercedes the letter dated January 18, 2005 sent to you. To confirm your acceptance of the job offer, please sign and date this letter and return it to me. The enclosed copy is for your records.

/s/ Frank D’Ambra	January 21, 2005
(Signature)	(Date)